As filed with the Securities and Exchange Commission on October 26, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Press release

October 26, 2004

Dynea to build formaldehyde and resins plant in South Thailand

The Board of Directors of Dynea International Oy has approved a plan to build a world scale formaldehyde and resins plant in Hatyai, in Southern Thailand.

The plant will supply the fast growing wood panel industries in the region. “This investment fits well with our growth plans and is in line with our goal to be the principal panel board resin producer in Asia Pacific. By locating as close to our customers as possible, we focus on developing tailor-made solutions together with our customers, the panel board manufacturers in Southern Thailand”, says Øivind Isaksen, Senior Vice President of Dynea’s Panel Board Resins in Asia Pacific.

The plant’s initial manufacturing capacity of nearly 60,000 tonnes per year of adhesive resins with provision for further expansion to more than 100,000 tonnes. These formaldehyde based adhesives resins will be used mainly in the manufacturing of panel boards, such as particleboard and MDF. Southern Thailand, with its growing number of wood panel and woodworking customers, is considered an important market area for Dynea’s adhesive resins products.

When combined with Dynea’s existing resin capacity in Krabi, the new Hatyai plant will bring Dynea’s production capacity in Southern Thailand up to 120,000 tonnes per year. The Hatyai plant is expected to go on line at the end of 2005.

Dynea’s strategy for global growth includes strengthening our presence in Asia. This new investment in Thailand is again proof of Dynea’s commitment to meet the needs of our fast growing customer industries in the Asian markets”, Roger Carlstedt, President and CEO of Dynea, says.

Dynea’s operations in South Thailand are a joint venture between Dynea and Thai investors.

Dynea in Brief

Dynea is a global provider of superior adhesion and surfacing solutions. Dynea’s Prefere™ adhesive resins are used in a variety of applications by the panel board industry, laminated beam and structural wood manufacturers, the mineral and glass fibre industry, the paper impregnating industry, and many others. Dynea’s Ultim™ family of high quality paper overlays products are for both decorative and industrial uses.

Dynea has combined revenues of approximately EUR 1.0 billion. With 55 production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,200 employees.

In the Asia Pacific region, Dynea produces adhesive resins in Australia, China, Indonesia, Malaysia, New Zealand, Pakistan, Singapore, Thailand and Vietnam. Dynea also has paper overlays production in Indonesia and is building additional capacity in China. Dynea’s R&D centres, serving primarily the region’s wood-working industries are located in New Zealand and Singapore.

Please visit our Internet web site at http://www.dynea.com to learn more about our operations.

Industri Kapital in Brief

Dynea is controlled by the Industri Kapital 1997 and 2000 funds. Industri Kapital is a European private equity firm with Nordic roots, managing close to EUR 4 billion in fund commitments from Nordic, European and international institutional investors. Since 1989, Industri Kapital has acquired 48 European companies.

The current portfolio encompasses 26 companies with a total turnover exceeding EUR 9 billion. www.industrikapital.com

For more information, please contact:

Mr Øivind Isaksen, Senior Vice President, Panel Board Resins Asia Pacific

Dynea Singapore Pte. Ltd.

Tel. int. +65 62 67 31 25

Mobile +65 81 25 25 02

Telefax +65 62 65 96 97

e-mail: oeivind.isaksen@dynea.com

Mr Peter Teh, General Manager of Dynea Krabi

Dynea Malaysia Sdn Bhd

Tel. int. +60 66 77 39 80

Mobile +60 12 21 88 255

Telefax +60 66 77 62 91

e-mail: peter.teh@dynea.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY

/s/ Filip Frankenhaeuser
Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: October 26, 2004